UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Lewis Family Advisors, LLC 5240 Polaris Avenue Las Vegas, NV 89118 File No. 803-00247	))))))))))	AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Lewis Family Advisors, LLC; a Nevada Limited Liability Company (the "Office" or the "Applicant"), hereby files this amendment to the application ("Application") for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(1 l)(H) of the Investment Advisers Act of 1940 ("Advisers Act") declaring the Applicant to be a person not within the intent of the Advisers Act to the extent that the Office cannot satisfy all of the conditions to be a "family office" (as defined in Commission Rule 202(a)(1 1)(G)-1 the "Family Office Rule") under the Advisers Act if the Office were to add an additional Family Member client. For the reasons discussed below, the Office believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act and the Family Office Rule.

I. BACKGROUND

A. The Office

The Office is a Nevada Family Trust Company and a multi-generational single-family office located in Sparks, Nevada which provides or intends to provide services to the family and descendants of Ralph M. Lewis ("Common Ancestor"). The sole owner of the Office is the Lewis Family Advisors Owner Trust. Richard A. Lewis (a direct lineal descendant of Common Ancestor) was the Settlor who created the trust. The Trustee of the Trust is Lewis Family Advisors, LLC which is exclusively controlled by one or more Family Members and/or Family Entities in compliance with the Family Office Rule.

For purposes of this Application, the "Lewis Family" or "Family" means and refers to the lineal descendants of Common Ancestor, their spouses or spousal equivalents, and other persons and entities that qualify as "Family Clients" as defined in paragraph (d)(4) of the Family Office Rule. Capitalized terms used but not otherwise defined in this Application shall have the meanings assigned to such terms in the Family Office Rule.

Lewis Family Advisors, LLC, a Nevada Family Trust Compnay (hereinafter "Office") provides or intends to provide both advisory and non-advisory services (collectively, the "Services") to members of the Lewis Family. These services include acting as Trustee for various family trusts and procuring accounting and tax services for family members. Investments for Trusts are also selected which include family owned business interests and securities. Any

40-202A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 to APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H)
OF THE
INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT")
DECLARING THE APPLICANT TO BE A
PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Lewis Family Advisors, LLC
1380 Greg Street Suite 231
Sparks, NV 89431

All communications, notices, and orders to:

Clare F. Black
Lewis Family Advisors, LLC
5240 Polaris Avenue
Las Vegas, NV 89118

This Amendment No. 1 to Application (including Exhibits) consists of 15 pages.

Clients and the Additional Family Client. The Office requests that the Commission issue it an Order pursuant to Section 202(a)(11)(H) declaring it not to be a person within the intent of the Advisers Act.

III. DISCUSSION

A. Relationship with the Additional Family Client Does Not Change the Nature of the Office to that of a Commercial Advisory Firm

The proposing release for the Family Office Rule states that in defining the term "family member," the Commission sought to distinguish between offices that serve members of a single family and those family-run offices that serve multiple families and are more commercial in nature.[1] However, the adopting release for the Family Office Rule clarified that the Advisers Act was not designed to "regulate the interactions of family members in the management of their own wealth" or apply to family offices that are "unlikely to involve commercial advisory activities."[2]

The Office submits that its proposed relationship with the Additional Family Client does not change the nature of the family office into that of a commercial advisory firm. The Office believes that its circumstances are consistent with the rationale of the Family Office Rule described in the Proposing Release and Adopting Release. If the Common Ancestor chosen was one branch higher in the familial tree, Niece would be a Family Member. The Office submits that it is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. The Office does not believe that this will result in an overbroad application of the Family Office Rule. Therefore, the Office is requesting that the Commission declare the Additional Family Client to be a member of the Lewis Family for purposes of the Family Office Rule.

In this circumstance, a Family Member has been providing support for Niece for many years and wishes to continue to do so after the Family Member's death by setting up a trust for Niece's benefit. The Office estimates that if the Additional Family Client's assets were managed by the Office, the assets owned by the Additional Family Client would represent less than half of one percent (.5%) of the Office's assets under management. In addition, upon Niece's death, any funds remaining in the trust set up for her by the Family Member will revert to the Family Member's Revocable Trust. If the Office cannot act as Trustee for Niece after the Family Member's death, the Family Member is unlikely to gift funds to a trust for Niece's benefit. The Office believes that none of the concerns the Commission mentioned in the Proposing Release and Adopting Release regarding an overly broad application of the Family Office Rule would materialize if the Office received the Order to requested herein. The granting of the relief requested herein will simply allow the Office to provide Advisory Services to one relative who has been supported by a current family member client for years. Therefore, the Office is requesting that the Commission declare the Additional Family Client to be a member of the Family ("Extended Lewis Family") for purposes of the Family Office Rule.

B. There Is No Public Interest in Requiring the Office to Be Registered Under the Advisers Act

The Office is a private organization that was formed to be the family trust company (referenced throughout this Application as "Office") for the Lewis Family. The Office's clients are comprised solely of Family Clients and, if the requested relief is granted, the Additional

[1] Family Offices, Investment Advisers Act Release No. 3098 (Oct. 12, 2010) ("Proposing Release").
[2] Id; see also, Family Offices, Investment Advisers Act Release. No. 3220 (June 22, 2011) ("Adopting Release").

Service provided by the Applicant that relates to investment advice about securities or may otherwise be construed as advisory in nature is considered an "Advisory Service."

Currently, the Office complies with all of the general conditions of the Family Office Rule for exclusion from the definition of "investment adviser" and regulation under the Advisers Act, including: (i) each of the persons served by the Office is a Family Client (*i.e.* the Office has no investment advisory clients other than the Family Clients as required by paragraph (b)(1) of the Family Office Rule); (ii) the Office is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule, and (iii) the Office does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule. The approximate percentage of natural persons to whom the Office desires to provide services to who are Family Members are ninety-five percent.

B. Additional Family Client

In addition to the Family Clients, the Office desires to provide Services (including Advisory Services) to a niece of the Common Ancestor ("Niece"). The Office estimates that, if the Additional Family Client's assets were managed by the Office, the assets owned by the Additional Family Client would represent less than five percent (5%) of the Office's assets under management. Family Members (excluding the Additional Family Client) will account for at least 95% of the assets for which the Office provides Advisory Services. Further, the only assets that would be under management for Niece would be assets gifted by current Family Clients in a trust for Niece's ongoing care needs. The Additional Family Client does not have an ownership interest in the Office.

If the Order requested in the Application is granted, the Office intends to open an account for the Additional Family Client. Niece has been supported by Family Members and has been considered and treated as a close family member of the Lewis Family for purposes of intra-familial affection for many years and has attended various family events. Thus, the inclusion of the Additional Family Client as a member of the Lewis Family for which the office may provide Services would be consistent with the existing familial relationship among the Family Members.

II. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities ... "

The Office falls within the definition of an investment adviser under Section 202(a)(ll) and is currently operating as such. The Family Office Rule provides an exclusion from the definition of investment adviser for which the Office is currently eligible but would no longer qualify if the Office provides Services to the Additional Family Client.

In sum, absent relief, the Office would be required to register under Section 203(a) of the Advisers Act, notwithstanding that (i) the Office does not hold itself out to the public as an investment adviser and does not market non-public offerings to persons or entities that are not Family Clients, (ii) the Office is wholly owned and controlled by members of the Lewis Family, in accordance with paragraph (b)(2) of the Family Office Rule; and (iii) the Office is a "family office" for the Lewis Family and will not offer its Advisory Services to anyone other than Family issued an exemptive order to Gruss & Co. Inc.,[9] a family office that provided advisory services to two sisters of a spouse of a lineal descendant of the family's common ancestor and each sister's respective spouse and children. In July 2014, the Commission issued an exemptive order to Duncan Family Office, a family office that provided advisory services to the mother-in-law of a spouse of a lineal descendant of the family's common ancestor and certain related foundations. In each of these exemptive orders, the Commission granted exemptions on facts that are comparable to the facts presented by Office in this Application, namely the ability to provide advisory services to relatives of the Common Ancestor who does not meet the definition of a Family Client under the Family Office Rule.

In proposing the Family Office Rule, the Commission stated with respect to the definition of who is considered a "family client" that, "[w]e have not included every type of individual or entity that has been included in a prior exemptive order based on specific facts and circumstances," and noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed family client definition.[10] The Commission did not, however, rescind those orders upon adoption of the Rule.[11]

These orders recognize unique circumstances in which an entity provides advisory services to a slightly broader spectrum of individuals, but the entity remains focused on a single family's needs and its operations do not become commercial in nature. The same is true for the Office, which as described above in Section I, provides services to Family Clients and desires to provide Services to one Additional Family Client, who has been taken care of by a Family Member for many years and whose status as a client of the Office would not change the nature of the Office's operations to that of a commercial advisory business. As such, the Office believes that an exemptive order is appropriate based on the Office's specific facts and circumstances.

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Office states that its address is indicated on the first page of this Application. The Office further states that all written or oral communications concerning this Application should be directed to:

Clare F. Black
Lewis Family Advisors, LLC
5240 Polaris Avenue
Las Vegas, NV 89118
Email: clare.black@lewismc.com
Phone: (702) 262-7304

All requirements for the execution and filing of this Application on behalf of the Office have been complied with and are in accordance with the Limited Liability Company Agreement of the Office, and the undersigned officer of the Company is fully authorized to execute this Application. The Office has adopted the Resolutions attached as Exhibit A authorizing the filing of the application. The Verifications required by Rule 0-4(d) under the Advisers Act are attached

[9] See In the Matter of Gruss & Co. Inc, Investment Advisers Act Release Nos. 3866 (July 1, 2014) [79 FR 38338 (July 7, 2014)] (notice) and 3883 (July 29, 2014) (order).
[10] *See* the Adopting Release, at Section II. A.
[11] *See* the Adopting Release, at Section II. B.

Family Client. The Office's Services are exclusively tailored to the needs of the Lewis Family. The Office does not have any public clients. The provision of Advisory Services to the Additional Family Client does not create any public interest that would require the Office to be registered under the Advisers Act that is different in any manner than the considerations that apply to a 'family office' that complies in all respects with the Family Office Rule.

IV. PRECEDENT

The Commission issued certain of the existing "family office" orders before the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act[3] and the adoption of the Family Office Rule.[4] Although the Family Office Rule largely codified the exemptive orders that the Commission had previously issued to family offices, the Commission recognized in the Proposing Release that the exact representations, conditions, or terms contained in every exemptive order could not be captured in a rule of general applicability. In proposing the Family Office Rule, the Commission stated with respect to the definition of who is considered a "family client" that"[w]e have not included every type of individual or entity that has been included in a prior exemptive order based on specific facts and circumstances," and noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed family client definition. The Commission, however, did not rescind those orders upon adoption of the rule.[5] In the Adopting Release to the Family Office Rule, the Commission stated that the scope of the Family Office Rule is generally consistent with the conditions of the prior exemptive orders issued to family offices. Although those orders may be relied on only by the order recipients, they may be instructive as to future applicants on matters that were not addressed by, do not contradict, and are consistent with the policy and goals of, the Family Office Rule.[6] In addition, since adoption of the Family Office Rule, the Commission issued several family office exemptive orders based on applications similar to this Application. Specifically, the Office believes that the following exemptive orders issued in recent years reflect circumstances comparable to those of the Office:

> In March 2015, the Commission issued an exemptive order to D-W Investments LLC,[7] a family office that provided advisory services to the sister-in-law of a spouse of a lineal descendant of the family's common ancestor and to an irrevocable trust of which the sister-in-law was a beneficiary.
>
> In January 2015, the Commission issued an exemptive order to William E. Simon & Sons LLC and New Vernon Advisors, Inc.,[8] a family office that provided advisory services to the sibling of a former spouse of a lineal descendant of the family's common ancestor and a private foundation funded exclusively by the sibling. In July 2014, the Commission

---

[3] Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 211-203, 124 Stat. 1376 (2010).

[4] See, e.g., WLD Enterprises, Inc., Investment Advisers Act Release Nos. 2804 (Oct. 17, 2008) (notice) and 2807 (Nov. 14, 2008) (order); Parkland Management Company, L.L.C., Investment Advisers Act Release Nos. 2362 (Feb. 24, 2005) (notice) and 2369 (Mar. 22, 2005) (order); Longview Management Group LLC, Investment Advisers Act Release Nos. 2008 (Jan. 3, 2002) (notice) and 2013 (Feb. 7, 2002) (order).

[5] See the Adopting Release, at Section II.B.

[6] The Commission stated that certain issues would be more appropriately addressed through an exemptive order process than through a rule of general applicability. See the Adopting Release, at n. 34; see also Family Offices, Investment Advisers Act Release No. 3098 (Oct. 14, 2010) [75 FR 63753 (Oct. 18, 2010)], at Section II (as a rule of general applicability, the definition of family office could not match the exact representations, conditions or terms contained in every exemptive order because they varied to accommodate the particular circumstances.

[7] See, In the Matter of D-W Investments, LLC, Investment Advisers Act Rel. No. 4066 (Apr. 20, 2015) (notice) and Rel. No. 4090 (May 19, 2015) (order).

[8] See In the Matter of William E. Simon & Sons, LLC and New Vemon Advisers, Inc., Investment Advisers Act Release Nos. 3990 (December 22, 2014) [79 FR 78518 (Dec. 30, 2014)] (notice) and 4001 (January 20, 2015) (order).

EXHIBIT A

RESOLUTIONS OF LEWIS FAMILY ADVISORS, LLC
AUTHORIZING APPLICATION FOR EXEMPTIVE ORDER WITH THE SEC

WHEREAS, the sole member of Lewis Family Advisors, LLC a Nevada Limited Liability Company deems it advisable and in the best interest of Lewis Family Advisors, LLC (the "Company") to submit an application with the Securities and Exchange Commission ("SEC") pursuant to Section 202(a)(Il)(H) of the Investment Advisers Act of 1940 (the "Advisers Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, declaring it to be a person not within the intent of the Advisers Act.

RESOLVED, that the sole member of the Company is authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the SEC an application or applications pursuant to 202(a)(Il)(H) of the Advisers, or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, declaring it to be a person not within the intent of the Advisers Act.

RESOLVED FURTHER, that the sole member of the Company is authorized to take such further action, and to make such representations on behalf of the Company, in any matters relating to such application or any amendment thereto as he may approve as necessary or desirable.

IN WITNESS WHEREOF, the undersigned, Robert E. Lewis, for the Trustee of the Lewis Family Advisors Owner Trust, does hereby certify that that the foregoing resolutions were duly adopted by the Company on November 3, 2017.

Dated: August 28, 2019

LEWIS FAMILY ADVISORS OWNER TRUST
DATED DECEMBER 19, 2012

BY LEWIS FAMILY ADVISORS, LLC,
ITS TRUSTEE

By [signature]
Robert E. Lewis, Senior Trust Officer

as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Office requests that the Commission issue an Order under Section 202(a)(11)(H) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act, provided that the Office complies with the following conditions:

1. The Office will offer and provide Advisory Services only to Family Clients and to the Additional Family Client, who generally will be deemed to be, and be treated as if she were, a Family Client, provided however that the Additional Family Client will be deemed to be, and treated as if she were, a Family Member for purposes of paragraph (b)(1) and purposes of paragraph (d)(4)(vi) of the Family Office Rule.

2. The Office will at all times be wholly owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members or Family Entities (excluding the Additional Family Client's Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

3. At all times assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Client's Entities) will account for at least 99% of the assets for which the Office provides Advisory Services.

4. The Office will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

The Office submits that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

By signing below, Robert E. Lewis affirms that he is authorized to file the Application on behalf of the Office. Such signature authority was granted by the Board of Managing Directors at their meeting on November 3, 2017.

Dated: August 28, 2019

LEWIS FAMILY ADVISORS OWNER TRUST DATED DECEMBER 19, 2012

BY LEWIS FAMILY ADVISORS, LLC, ITS TRUSTEE

By ____________________
Robert E. Lewis, Senior Trust Officer

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION

Release No. IA – 803-00247

Lewis Family Advisors, LLC; Notice of Application

August 28, 2019

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Lewis Family Advisors, LLC ("Applicant")

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(1 l)(H) of the Advisers Act from Section 202(a)(1 1) of the Advisers Act.

Summary of Application: Applicant requests that the Commission issue an order declaring it to be a person not within the intent of the Section 202(a)(1 1) of the Advisers Act, which defines the term "investment adviser."

Filing Dates: The application was filed on June 4, 2018.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5 :30 p.m. on [DATE] and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Advisers Act, hearing requests

EXHIBIT B

DECLARATION OF APPLICANT

STATE OF NEVADA)
) ss.
County of Clark)

The undersigned, being duly sworn according to law, deposes and says that he has duly executed the attached Application for an Order under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 ("Advisers Act") Declaring the Applicant to be a Person Not Within The Intent of the Advisers Act dated April 24, 2018, for and on behalf of Lewis Family Advisors, LLC (the "Company"); that he is acting for the Trustee of the sole member; and that all action by family clients, family members, and family entities necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: August 28, 2019.

LEWIS FAMILY ADVISORS OWNER TRUST DATED DECEMBER 19, 2012

BY LEWIS FAMILY ADVISORS, LLC, ITS TRUSTEE

By ______________________
Robert E. Lewis, Senior Trust Officer

Subscribed and sworn to, before me, a Notary Public, this 28th day of August, 2019.

____
Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
STEPHEN A. WILSON
Appt No 15-1190-1
My Appt. Expires March 17 2023 otherwise defined in this Application shall have the meanings assigned to such terms in the Family Office Rule.

2. The Applicant provides or intends to provide both advisory and non-advisory services (collectively, the "Services") to members of the Lewis Family. Any Service provided by the Applicant that relates to investment advice about securities or may otherwise be construed as advisory in nature is considered an "Advisory Service."
3. The Applicant represents that: (i) other than the exception discussed in representation 4 below, each of the persons to whom Services are or will be provided by the Applicant is a Family Client, i.e., the Applicant has no investment advisory clients other than Family Clients as required by paragraph (b)(l) of the Family Office Rule; (ii) the Applicant is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule; and (iii) the Applicant does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule. At the time of the application, the Applicant represents that there are approximately 11 Family Clients accounts for which the Applicant provides or will provide Services.
4. In addition to the Family Clients, the Applicant desires to provide Services (including Advisory Services) to the Niece of a lineal descendant of Common Ancestor.
5. The Niece does not have an ownership interest in the Applicant. The Applicant represents that, if the Additional Family Client's assets were managed by the Applicant, the assets owned by the Additional Family Client would represent less than one percent (1%) of the Applicant's assets under management.
6. The Applicant represents that the Niece has been supported by a Family Member for many years and that the Family Member wishes to provide funds to Niece in trust for her continued care. The Applicant maintains that inclusion of the Additional Family Client as a member of the Lewis Family for which the Applicant may provide Services would be consistent with the existing familial relationship among the Family members.

should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Applicant, Lewis Family Advisors, LLC, c/o Clare F. Black, 5240 Polaris Avenue, Las Vegas, NV 89118.

For Further Information Contact: Jean Minarek, Senior Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website either at http://www.sec.gov/rules/iareleases.shtml or by searching for the file number, or for an applicant using the Applicant name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicant's Representations:

1. The Applicant is a multi-generational single-family office which provides or intends to provide services to the family and descendants of Ralph M. Lewis ("Common Ancestor"). The Applicant is owned by the Lewis Family Advisors Owner Trust in which Richard A. Lewis is the Settlor (a direct lineal descendant of Common Ancestor). For purposes of this Application, the "Lewis Family" or "Family" means and refers to the lineal descendants of Common Ancestor, their spouses or spousal equivalents, and other persons and entities that qualify as "Family Clients" as defined in paragraph (d)(4) of Rule 202(a)(1 l)(G)-l (the "Family Office Rule"). Capitalized terms used but not

Applicant argues that the provision of Advisory Services to the Additional Family Client, does not create any public interest in requiring the Applicant to be registered under the Advisers Act. The Applicant argues that the considerations raised by the Applicant and the Lewis Family mirror those applicable to a family office that complies in all respects with the Family Office Rule.

5. The Applicant argues that, upon the adoption of the Family Office Rule, the Commission did not rescind exemptive orders previously issued before adoption of the Family Office Rule. In the Adopting Release to the Family Office Rule, the Commission stated that the scope of the Family Office Rule is generally consistent with the conditions of the prior exemptive orders issued to family offices. The Commission noted that family offices would remain free to seek an exemptive order by the Commission to address certain unique situations. Since adoption of the Family Office Rule, the Commission has issued several family office exemptive orders based on applications similar to that of the Applicant. These orders recognize unique circumstances in which an entity provides advisory services to a slightly broader spectrum of individuals, but the entity remains focused on a single family's needs and its operations do not become commercial in nature.

6. For the foregoing reasons, the Applicant requests an order declaring it to be a person not within the intent of Section 202(a)(1 1) of the Advisers Act. The Applicant submits that the order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

<u>The Applicant's Conditions</u>

1. The Office will offer and provide Advisory Services only to Family Clients and to the Additional Family Client, who generally will be deemed to be, and be treated as if she were, a Family Client, provided however that the Additional Family Client will be deemed to be, and treated as if she were, a Family Member for purposes of paragraph (b)(1) and purposes of paragraph (d)(4)(vi) of the Family Office Rule.

2. The Office will at all times be wholly owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members or Family Entities (excluding the Additional Family Client's Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

Applicant's Legal Analysis

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities ... "

2. The Applicant falls within the definition of an investment adviser under Section 202(a)(11). The Family Office Rule provides an exclusion from the definition of investment adviser for which the Applicant would be eligible but for its provision of Services to the Additional Family Client.

3. The Applicant submits that its proposed relationship with the Additional Family Client does not change the nature of the family office into that of a commercial advisory firm. In support of this argument, the Applicant notes that Niece is a lineal descendent of the Common Ancestor's parents. If the Common Ancestor were moved up the family tree one generation, Niece would be a Family Member. The Applicant submits that it is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. Indeed, although Niece does not fall within the definition of Family Member, she has been considered, and treated as, close members of the Family for many years. From the perspective of the Lewis Family, allowing the Applicant to provide Services to Niece would allow a Family Member to provide for her care after the death of the Family Member who has been supporting her.

4. The Applicant submits that there is no public interest in requiring the Applicant to be registered under the Advisers Act. The Applicant is a private organization that was formed to be a trust company for the Lewis Family. The Applicant's clients are comprised solely of Family Clients and, if the requested relief is granted, an Additional Family Client. The Applicant maintains that its Services are exclusively tailored to the needs of the Lewis Family. The

3. At all times assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Client's Entities) will account for at least 95% of the assets for which the Office provides Advisory Services.

4. The Office will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.